September 10, 2025

John J. D'Angelo
President and Chief Executive Officer
Investar Holding Corporation
10500 Coursey Boulevard
Baton Rouge, LA 70816

       Re: Investar Holding Corporation
           Registration Statement on Form S-3
           Filed September 2, 2025
           File No. 333-289991
Dear John J. D'Angelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance